[Letterhead of Hercules Technology Growth Capital, Inc.]

May 14, 2010

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. James O’Connor

Re:	Hercules Technology Growth Capital, Inc.
Registration Statement on Form N-2
File No. 333-166101

Dear Mr. O’Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hercules Technology Growth Capital, Inc. hereby requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on May 17, 2010, at 10:00 a.m., or as soon thereafter as practicable.

Hercules Technology Growth Capital, Inc.

By:	/s/ David Lund
Name:	David Lund
Title:	Chief Financial Officer